

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

<u>**Via E-Mail**</u>
Edward Sonnenschein, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022

>   **Re: Vocus, Inc.**
>   **Schedule TO-T filed April 18, 2014 by GTCR Valor Merger Sub, Inc.,**
>   **GTCR Valor Companies, Inc., GTCR Valor Holdings, Inc., Canyon**
>   **Investments S.à r.l., Canyon Holdings S.à r.l., GTCR Canyon**
>   **Holdings Cayman LP, GTCR Canyon Partners, Ltd., GTCR Fund X/A**
>   **AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd.**
>   **SEC File No. 005-81364**

Dear Mr. Sonnenschein:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>
<u>Cover Page</u>

1.   We note that your Minimum Condition requires both the tender of a certain number of shares in the offer and your decision to exercise of the Top-Up Option and acquire additional shares. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred (in this case, your determination to exercise your option) may render the offer illusory. Please revise.

2.   Also, note that all conditions, except those relating to regulatory approval, must be satisfied or waived at or before expiration of the offer. Your ability to determine whether the Minimum Condition has been satisfied by reference to

your exercise of the Top-Up Option, which must necessarily be done after the
expiration of the offer, conflicts with the position set forth above. Please revise.

3.   We note that the while the bidders have received commitment letters to finance
        the purchase of securities, the offer is subject to the Debt Financing condition.
        Generally, when an offer is not financed, or when a bidder's ability to obtain
        financing is uncertain, a material change will occur in the information previously
        disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a
        bidder is required to promptly file an amendment to its Schedule TO disclosing
        this material change. Please confirm that you will disseminate the disclosure of
        this change in a manner reasonably calculated to inform security holders as
        required by Rule 14d-3(b)(1). In addition, please confirm that five business days
        will remain in the offer following disclosure of the change or that the offer will be
        extended so that at least five business days remain in the offer. Refer to Exchange
        Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Summary Term Sheet, page i

4.   We note your disclosure on page iii that you do not believe your financial
        condition is relevant to a security holder's decision to tender. We note, however,
        that you have included a financing condition in your offer to purchase. Thus,
        please provide the disclosure required by Item 10 of Schedule TO for each bidder
        or your legal analysis why such disclosure is not required. For additional
        guidance, refer to instruction (b) to Item 10 of Schedule TO.

5.   We note the disclosure in the question and answer entitled "What is the Top-Up
        Option and when could it be exercised?" Please revise your disclosure to quantify
        the number of shares available for the top-up option and clearly state whether the
        available shares would allow you to increase your ownership from a majority of
        the outstanding shares of Vocus (thus satisfying the first part of the Minimum
        Condition) to the short-form merger threshold.

Certain Material U.S. Federal Income Tax Consequences, page 14

6.   We note your disclosure relating to Circular 230. Provide an analysis supporting
        your reference to Treasury Department Circular 230 or delete the legend.

Certain Information Concerning Vocus, page 19

7.   You may not disclaim responsibility for your disclosure. Please revise the first
        full paragraph of this section on page 19, the first full paragraph on page 22, and
        the first paragraph of section 11 accordingly.

8.   Refer to the section "Certain Projections." Please tell us, with a view toward revised disclosure, why you only disclosed "certain" projections and not the entire set of projections provided by Vocu

9.   On a related note, it appears that the forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Certain Information Concerning Parent and the Purchaser, page 21

10.   Please tell us why you need to qualify your disclosure in this section "to the best knowledge of Parent and Purchaser." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Source and Amount of Funds, page 23

11.   Revise the section captioned "Interest Rate" to provide additional disclosure about the interest rate, as required by Item 1007(d) of Regulation M-A. We note that the Debt Commitment Letter includes additional information in this respect.

Conditions of the Offer, page 58

12.   Refer to the last paragraph in this section. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right which may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

13.   We note from the last paragraph that the conditions of the offer may be waived in the "sole discretion" of Purchaser or Parent. Please revise to include an objective standard for determining whether to waive a stated condition or whether that condition has been satisfied.

14.   We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the

condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

15.   With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions